UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2018

Albertsons Companies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-218138	47-4376911
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Parkcenter Blvd., Boise, Idaho	83706
(Address of principal executive offices)	(Zip Code)

(208) 395-6200

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 if the Securities Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

Amendment to ABL Facility

On March 12, 2018, Albertsons Companies, Inc. (the “Company”), Bank of America, N.A., as administrative and collateral agent, and the co-borrowers, guarantors and lenders party to the Company’s Second Amended and Restated Asset-Based Revolving Credit Agreement, dated as of December 21, 2015 (the “ABL Agreement”), entered into an amendment to the ABL Agreement (the “ABL Amendment”).

The ABL Amendment, among other things, permits the incurrence of the ABL Term Loan Facility and the Senior Bridge Facility (each as defined below) and implements other modifications in connection with the Merger with Rite Aid (each as defined below).

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the ABL Amendment, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Amendment to Commitment Letter

On March 12, 2018, the Company entered into an amended and restated debt commitment letter (the “Commitment Letter”) with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Barclays Bank PLC, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, PNC Bank, National Association, PNC Capital Markets LLC, Suntrust Robinson Humphrey, Inc., SunTrust Bank, U.S. Bank National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (and its affiliates), Bank of Montreal, Fifth Third Bank, TD Bank, N.A. and Capital One, National Association (collectively, the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have committed to provide the Company with (i) $4,667 million of commitments to a new $5,000 million aggregate principal amount best efforts asset-based revolving credit facility (the “Best-Efforts ABL Facility”); (ii) incremental commitments under the Company’s ABL Facility in an aggregate principal amount of $1,000 million; (iii) a new asset-based term loan facility in an aggregate principal amount of $1,200 million (“ABL Term Loan Facility”); and (iv) a new secured bridge loan facility in an aggregate principal amount of $1,200 million (“Secured Bridge Facility”) less the gross proceeds of new notes that are obtained on or prior to the closing date of the Company’s previously announced merger (the “Merger”) with Rite Aid Corporation (“Rite Aid”) (collectively, the “Financing”), in each case on the terms and subject to the conditions set forth in the Commitment Letter. The proceeds of the Financing will be used, among other things, to partially refinance certain of Rite Aid’s existing indebtedness, pay fees and expenses in connection with the Merger and finance cash consideration, if any, in connection with the Merger. The Best-Efforts ABL Facility will be utilized by the Company only if the additional $333 million of commitments are fully allocated to new or existing lenders prior to the date on which the Merger is consummated, in which case the incremental commitments described under clause (ii) above will cease to apply.

Pursuant to that certain Agreement and Plan of Merger dated February 18, 2018, by and among the Company, Rite Aid, Ranch Acquisition Corp. and Ranch Acquisition Corp II LLC (the “Merger Agreement”), Rite Aid has agreed to use commercially reasonable efforts to provide cooperation as may be reasonably requested by the Company in connection with the Financing. The Commitment Parties’ commitment to provide the Financing is subject to certain conditions, including consummation of the Merger in accordance with the Merger Agreement substantially concurrently with the initial borrowing under the Financing; the negotiation and execution of definitive documentation in respect of the Financing consistent with the Commitment Letter (including certain customary closing deliverables); delivery of certain historical and pro forma financial information in respect of the Company and Rite Aid and their respective subsidiaries; the absence of a Company Material Adverse Effect (as defined in the Merger Agreement); the accuracy of certain specified representations and warranties in the Merger Agreement and in the definitive documentation in respect of the Financing; completion of a customary marketing period in connection with a notes offering to replace certain portions of the Financing; completion of a third party appraisal and field examination in respect of the assets of Rite Aid and its subsidiaries; minimum excess availability under the applicable asset-based revolving credit facility of not less than $2,000 million (including up to $500 million of cash on hand); and certain other customary closing conditions.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which is being filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Exhibit Description

10.1	Amendment No. 1, dated as of March 12, 2018, to the Second Amended and Restated Asset-Based Revolving Credit Agreement, dated December 21, 2015, by and among Albertsons Companies, LLC and the other co-borrowers, as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America N.A., as administrative and collateral agent

10.2	Amended and Restated Debt Commitment Letter, dated March 12, 2018, by and among Albertsons Companies, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Barclays Bank PLC, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, PNC Bank, National Association, PNC Capital Markets LLC, Suntrust Robinson Humphrey, Inc., SunTrust Bank, U.S. Bank National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (and its affiliates), Bank of Montreal, Fifth Third Bank, TD Bank, N.A. and Capital One, National Association

Important Notice Regarding Forward-Looking Statements

This Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid and the Company and the transactions contemplated thereby, and the parties perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement and any assumptions underlying any of the foregoing. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger between the Company and Rite Aid, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of the Company and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or the Company; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transactions and their announcements could have an adverse effect on the ability of Rite Aid and the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of Rite Aid and the Company, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ending March 4, 2017 filed with the Securities and Exchange Commission (“SEC”), in Albertsons Companies, LLC’s Form S-4 registration statement filed with the SEC on June 28, 2017, in Albertsons Companies, LLC’s quarterly reports on Form 10-Q filed with the SEC on August 1, 2017, October 23, 2017 and January 1, 2018 and in the Form S-4 that will be filed with the SEC by the Company in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, Rite Aid, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed strategic combination involving Rite Aid and the Company, Rite Aid and the Company intend to file relevant materials with the SEC, including that the Company will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to Rite Aid’s stockholders. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by the Company will be made available, free of charge, on the Company’s website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, the Company and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of the Company will be set forth in the Form S-4. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Exhibit Index

Exhibit Number	Exhibit Description

10.1	Amendment No. 1, dated as of March 12, 2018, to the Second Amended and Restated Asset-Based Revolving Credit Agreement, dated December 21, 2015, by and among Albertsons Companies, LLC and the other co-borrowers, as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America N.A., as administrative and collateral agent

10.2	Amended and Restated Debt Commitment Letter, dated March 12, 2018, by and among Albertsons Companies, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Barclays Bank PLC, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, PNC Bank, National Association, PNC Capital Markets LLC, Suntrust Robinson Humphrey, Inc., SunTrust Bank, U.S. Bank National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (and its affiliates), Bank of Montreal, Fifth Third Bank, TD Bank, N.A. and Capital One, National Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Albertsons Companies, Inc.
Dated: March 16, 2018

	By:	/s/ Robert A. Gordon
Robert A. Gordon
Executive Vice President, General Counsel and Secretary